SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1
                    Under the Securities Exchange Act of 1934
                                  Amendment No.
                                    --------
                            PACIFIC INTERNET LIMITED
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                                (Name of Issuer)
                   Ordinary Shares, Par Value $2.00 Per Share
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                         (Title of Class of Securities)
                                   Y66183-10-7
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                                 (CUSIP Number)
                Mellon HBV Alternative Investment Strategies LLC
                           200 Park Avenue, Suite 5400
                             New York, NY 10166-3399
                                 (212) 922-8199
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                February 17, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. Y66183-10-7
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Mellon HBV Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    (b)
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         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  OO
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  0, see narrative that follows
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  0, see narrative that follows
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  0, see narrative that follows
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
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



Introduction: This amendment no. 1 to Schedule 13D is being filed to report the repayment of a loan made by the Reporting Person to Kingsville Capital Limited. Pursuant to a Bridge Financing Agreement, dated as of July 1, 2005, as amended, among Kingsville Capital Limited, the Reporting Person and certain other parties, the Reporting Person, on behalf of Mellon HBV Master Global Event Driven Fund LP and Mellon HBV Master Leveraged Global Event Driven Fund LP, provided a loan to Kingsville Capital Limited in order to facilitate the purchase by Kingsville Capital Limited of 3,829,373 shares of the Issuer's Ordinary Shares. In connection with the Bridge Financing Agreement, Kingsville Capital Limited entered into a Pledge and Security Agreement with the Reporting Person pursuant to which Kingsville Capital Limited pledged the 3,829,373 shares of the Issuer's Ordinary Shares to the Reporting Person as collateral for the loan.

On February 17, 2006, the loan made by the Reporting Person to Kingsville Capital Limited was repaid. Effective February 17, 2006 the Reporting Person released its security interest in the Issuer's Ordinary Shares.

Item 1.  Security and Issuer.

         Security: Ordinary Shares ("Ordinary Shares").

         Issuer's Name and Address.
         Pacific Internet Limited
          89 Science Park Drive
          #02/05-06 The Rutherford
          Singapore.

Item 2.  Identity and Background.

         (a) Mellon HBV Alternative Strategies LLC.


Item 4.  Purpose of Transaction.


The Reporting Person is making this filing to report that on February 17, 2006 the loan previously reported in the Reporting Person's Schedule 13D filed with the Securities and Exchange Commission on July 15, 2005 was repaid. As a result the Reporting Person has released the pledge made by Kingsville Capital Limited of shares of Issuer's stock owned by Kingsville .

Item 5.  Interest in Securities of the Issuer.

          (a) February 17, 2006, the Reporting Person has no beneficial interest in, either directly or indirectly, in shares of the Issuer's Ordinary Shares.


          (b) Not applicable.

          (c) Not applicable

          (d) Not applicable.

          (e) As of February 17, 2006, the Reporting Person ceased to be a beneficial owner of five percent or more of Issuer's stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On February 17, 2006 the Reporting Person received US $18 million in repayment of the loan made pursuant to the Bridge Financing Agreement.

     On February 17, 2006, the the shares of Issuer's Ordinary Shares pledged by Kingsville Capital Limited under the terms of the Bridge Financing Agreement were released by the Reporting Person.

Item 7.  Material to be Filed as Exhibits.

         None.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28 2006

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By: /s/ William F. Harley
         --------------------------------
         William F. Harley III
         Chief Investment Officer